SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2003

PCCW Limited
 (Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.    Announcement dated October 3, 2003.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: October 22, 2003	By:	(Sd.) Fiona Nott
Name: Fiona Nott
Title: Company Secretary

3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Item 1

(Incorporated in Hong Kong with limited liability)	(Incorporated in the Cayman Islands with limited liability)

Media Touch Group Limited
(Incorporated in the British Virgin Islands with limited liability)

     JOINT ANNOUNCEMENT
PROPOSED PRIVATISATION OF
iLINK HOLDINGS LIMITED
BY
MEDIA TOUCH GROUP LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
(UNDER SECTION 86 OF THE COMPANIES LAW (2003 REVISION)
OF THE CAYMAN ISLANDS)
AT THE CANCELLATION PRICE OF HK$0.035 PER SCHEME SHARE

DESPATCH OF SCHEME DOCUMENT

The Scheme Document will be despatched to the Shareholders on Monday, October 6, 2003.

The respective notices of the Court Meeting and the Extraordinary General Meeting to be held on Wednesday, October 29, 2003 are set out in the Scheme Document.

Independent Shareholders should consider carefully the recommendation of the Independent Director and the factors, reasons and recommendation in relation to the Proposal as set out in the letter from DBS Asia, the independent financial adviser to the Independent Director, before making a decision on the Proposal.

Shareholders and potential investors are reminded that the Proposal is subject to a number of conditions being fulfilled or waived, as applicable, and therefore may or may not become effective. Subject to all the conditions of the Proposal being fulfilled or waived, as applicable, the Scheme is expected to become effective on Tuesday, December 2, 2003. Details of these conditions are set out in the Scheme Document. The Scheme will lapse if it does not become effective on or before February 29, 2004 (or such later date as Media Touch and iLink may agree or, to the extent applicable, as the Court may direct) and the Shareholders will be notified accordingly by press announcements and also by an announcement published on the GEM website and on iLink's website at www.iLink.net.

Shareholders and potential investors are advised to exercise extreme caution when dealing in the Shares.

INTRODUCTION

Reference is made to the two joint announcements dated August 20, 2003 and September 9, 2003 respectively made by PCCW Limited (“PCCW”), Media Touch Group Limited (“Media Touch”) and iLink Holdings Limited (“iLink”) and the announcement dated August 27, 2003 made by iLink (collectively the “Announcements”). Terms defined in the Announcements have the same meaning when used in this announcement unless otherwise defined herein.

DESPATCH OF THE SCHEME DOCUMENT

The document containing details of the Scheme of iLink under Section 86 of the Companies Law (“Scheme Document”) will be despatched to the Shareholders on Monday, October 6, 2003.

The Scheme Document contains, among other things, further details about the Proposal and the Scheme, the expected timetable, the explanatory statement required under the Rules of the Grand Court of Cayman Islands 1995 (Revised), information regarding the iLink Group, the letter from the Independent Director of iLink referred to below, the letter from the independent financial adviser to the Independent Director, a notice of the Court Meeting and a notice of the Extraordinary General Meeting of iLink.

RECOMMENDATION OF THE INDEPENDENT DIRECTOR AND DBS ASIA

Professor Cheng Kai Ming, the only independent non-executive Director of iLink, has been appointed by the Board of Directors of iLink to advise the Independent Shareholders in relation to the Proposal. DBS Asia Capital Limited (“DBS Asia”) has been appointed by iLink as the independent financial adviser to advise the Independent Director in connection with the Proposal. The Scheme Document contains, among other things, a letter from DBS Asia giving its advice and recommendation to the Independent Director on the Proposal.

Independent Shareholders should consider carefully the recommendation of the Independent Director and the factors, reasons and recommendation in relation to the Proposal as set out in the letter from DBS Asia before making a decision on the Proposal.

Actions to be taken by the Shareholders are set out in the Scheme Document.

FINANCIAL INFORMATION RELATING TO THE iLINK GROUP

Set out below is a statement of the unaudited adjusted consolidated net tangible assets value ("NTAV") of the iLink Group as at June 30, 2003, which was arrived at based on its consolidated NTAV as at December 31, 2002 and adjusted as follows:

HK$'000

Consolidated NTAV of the iLink Group as at December 31, 2002 (Note)	219,608

Adjustments:
Less: Unaudited attributable loss for the six months ended June 30, 2003	(21,785)
Add: Goodwill amortised and written off for the six months ended June 30, 2003	1,503
Exchange translation reserve for the six months ended June 30, 2003	5

Unaudited adjusted consolidated NTAV of the iLink Group as at June 30, 2003	199,331

Unaudited adjusted consolidated NTAV per Share
(based on 5,267,374,610 Shares in issue as at October 2, 2003
(being the latest practicable date for the purpose of ascertaining
certain information in the Scheme Document) (the "Latest Practicable Date"))	HK$0.038

Note:	The consolidated NTAV was arrived at after deducting intangible assets of HK$1,503,000 from the audited consolidated net asset value of HK$221,111,000 for iLink as stated in the annual report for the year ended December 31, 2002. The exclusion of intangible assets of iLink is mainly for the computation of unaudited consolidated NTAV.

Additional financial information on iLink including analysis of its historical financial performance, market trading performance of the Shares, liquidity, indicative valuation benchmarks, net asset value, dividend; and comparison to past privatisation transactions and prospect of an alternative offer is contained in the letter from DBS Asia which is set out in the Scheme Document.

INDEBTEDNESS

As at August 31, 2003, being the latest practicable date for this indebtedness statement prior to the publication of the Scheme Document, the iLink Group had no outstanding borrowings.

As at the Latest Practicable Date, there was an outstanding lawsuit against iLink.net Limited, an indirect wholly-owned subsidiary of iLink, made by a contractor (the "Plaintiff") for an amount of approximately HK$1,383,000 for providing additional services under some alleged variation orders in respect of one of the iLink Group's data centres in Hong Kong. In this connection, iLink.net Limited has filed a defence on July 4, 2002, which was amended on July 11, 2003. iLink.net Limited and the Plaintiff have been exchanging information with respect to the contents of their respective pleadings.

Save as disclosed and apart from intra-group liabilities and normal trade payables in the ordinary course of the business of the iLink Group, the iLink Group did not have any outstanding mortgages, charges, debentures, loan capital or other similar indebtedness, or hire-purchase commitments, liabilities under acceptance or acceptance credits or any guarantees or other material contingent liabilities as at August 31, 2003, being the latest practicable date for this indebtedness statement prior to the publication of the Scheme Document.

MEETINGS

The Court Meeting and the Extraordinary General Meeting (the “Meetings”) will be held at 10:30 a.m. and 11:00 a.m. (or as soon thereafter as the Court Meeting shall have been concluded or adjourned) respectively on Wednesday, October 29, 2003 at Hoi Yat Heen, 3rd Floor, Harbour Plaza North Point, 665 King's Road, North Point, Hong Kong. Notices of the Meetings are set out in the Scheme Document. For the purpose of the Meetings, dealings in the Shares are expected to be suspended from 9:30 a.m. on Wednesday, October 29, 2003 until the release of the results of the Meetings, which is expected to be on Thursday, October 30, 2003.

A further announcement will be made by iLink in relation to, inter alia, the voting results of the Court Meeting and the Extraordinary General Meeting.

CLOSURE OF REGISTER OF MEMBERS

For the purpose of determining the entitlements of Independent Shareholders to attend and vote at the Court Meeting and the Shareholders to attend and vote at the Extraordinary General Meeting, the register of members of iLink will be closed from Monday, October 27, 2003 to Wednesday, October 29, 2003 (both days inclusive). During such period no transfer of Shares will be effected. In order to qualify to vote at the Meetings, all transfers accompanied by the relevant share certificates must be lodged with the branch share registrar of iLink in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong (the “Registrar”) by not later than 4:30 p.m. on Friday, October 24, 2003.

Provided that the Proposal is approved, the last day for dealing in the Shares on GEM will be Wednesday, November 26, 2003. To qualify for entitlements under the Scheme, all transfers accompanied by the relevant share certificates must be lodged with the Registrar by not later than 4:30 p.m. on Friday, November 28, 2003.

CONDITIONS OF THE PROPOSAL

Shareholders and potential investors are reminded that the Proposal is subject to a number of conditions being fulfilled or waived, as applicable, and therefore may or may not become effective. Subject to all the conditions of the Proposal being fulfilled or waived, as applicable, the Scheme is expected to become effective on Tuesday, December 2, 2003. Details of these conditions are set out in the explanatory statement contained in the Scheme Document. The Scheme will lapse if it does not become effective on or before February 29, 2004 (or such later date as Media Touch and iLink may agree or, to the extent applicable, as the Court may direct) and Shareholders will be notified accordingly by press announcements and also by an announcement published on the GEM website and on iLink's website at www.iLink.net.

The directors of iLink intend that the listing of the Shares on GEM will be withdrawn if the Scheme is implemented and be maintained in the event that the Scheme is not approved or it lapses.

Shareholders and potential investors are advised to exercise extreme caution when dealing in the Shares.

EXPECTED TIMETABLE
Hong Kong time 2003
Latest time for lodging transfers of the Shares to
qualify for attending and voting at the Court Meeting
and the Extraordinary General Meeting	4:30 p.m. on Friday, October 24

Register of members closed for determination of
entitlements of Independent Shareholders to attend	Monday, October 27 to
and vote at the Court Meeting and Shareholders to	Wednesday, October 29
attend and vote at the Extraordinary General Meeting	(both days inclusive)

Latest time for lodging forms of proxy in respect of
Court Meeting (Note 1)	10:30 a.m on Monday, October 27

Extraordinary General Meeting (Note 1)	11:00 a.m. on Monday, October 27

Suspension of dealings in the Shares	9:30 a.m. on Wednesday, October 29

Court Meeting (Note 1)	10:30 a.m. on Wednesday, October 29

Extraordinary General Meeting (Note 1)	11:00 a.m. on Wednesday, October 29

Announcement of the results of the Court Meeting and
the Extraordinary General Meeting on the GEM website	Thursday, October 30

Resumption of dealings in the Shares	9:30 a.m. on Thursday, October 30

Hearing of iLink's application to the Court to dispense
with the settling of a list of creditors (Note 2)	Friday, November 7

Last day of dealing in the Shares	4:00 p.m. on Wednesday, November 26

Latest time for lodging transfers of the Shares to
qualify for the entitlements under the Scheme	4:30 p.m. on Friday, November 28

Court hearing of the petition to sanction the Scheme
and to confirm the Reduction of Capital (Note 2)	Friday, November 28

Record date	Monday, December 1

Effective date (Note 3)	Tuesday, December 2

Withdrawal of the listing of the Shares on GEM
becomes effective (Note 3)	9:30 a.m. on Wednesday, December 3

Announcement of the effective date of the Scheme and the
withdrawal of the listing of the Shares on the GEM website	Wednesday, December 3

Cheques for cash entitlements under the Scheme to
be despatched on or before	Friday, December 12

Shareholders should note that the above timetable, which is mainly dependent on the availability of the dates for the Court to hear the proceedings relating to the Scheme, is subject to change. Further announcement(s) will be made in the event that there is any change.

Notes:
1.	Forms of proxy should be lodged with the principal place of business of iLink in Hong Kong, by hand or by post, at 56th Floor, The Center, 99 Queen's Road Central, Hong Kong as soon as possible and in any event not later than the times and dates stated above. The pink form of proxy in respect of the Court Meeting can also be returned by facsimile at number 2218-2288 (marked for the attention of "The Company Secretary") or it may be handed to the chairman of the Court Meeting at the Court Meeting if it is not so lodged. In order to be valid, the pink form of proxy for the Court Meeting must be lodged not later than 10:30 a.m. on Monday, October 27, 2003 and the white form of proxy for the Extraordinary General Meeting must be lodged not later than 11:00 a.m. on Monday, October 27, 2003. Completion and return of a form of proxy for the Court Meeting or the Extraordinary General Meeting will not preclude a Shareholder from attending the relevant meetings and voting in person. In such event, the returned form of proxy will be deemed to have been revoked.

2.	All references in this announcement to times and dates are references to Hong Kong times and dates, other than references to the expected dates for the Court hearing of the petition to sanction the Scheme and to confirm the Reduction of Capital, and the Court hearing of iLink's application to dispense with settling of a list of creditors, which are the relevant times and dates in the Cayman Islands. Cayman Islands time is 13 hours behind Hong Kong time.

3.	The Scheme will become effective when it is sanctioned (with or without modification) by the Court and a copy of the Court order is delivered to the Registrar of Companies in the Cayman Islands for registration and is registered. Registration is expected to take place in the morning on Tuesday, December 2, 2003 (Cayman Islands time) (which will be the evening on Tuesday, December 2, 2003 (Hong Kong time)). However, in the event that not all of the conditions of the Proposal have been fulfilled (or, as applicable, waived) by Friday, November 28, 2003, being the proposed date of the Court hearing of the petition to sanction the Scheme and the petition to confirm the Reduction of Capital, the timetable of events thereafter will be subject to change. Scheme Shareholders should note the conditions of the Proposal as set out in the Scheme Document. If the Scheme becomes effective, it is expected that the listing of the Shares on GEM will be withdrawn with effect from 9:30 a.m. on Wednesday, December 3, 2003.

By Order of the board of PCCW Limited Fiona Nott Company Secretary	By Order of the board of iLink Holdings Limited Tam Wai Keung, Billy Director and Chief Executive Officer

By Order of the board of Media Touch Group Limited Yuen Tin Fan, Francis Director

Hong Kong, October 3, 2003

This announcement, for which the directors of iLink collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the iLink Group.

The directors of PCCW jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the iLink Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of iLink jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to the iLink Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to the iLink Group, the omission of which would make any statement in this announcement misleading.

The directors of Media Touch jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the iLink Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

This announcement will remain on the GEM website located at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on iLink's website at www.iLink.net.

*  for identification purpose only